EXHIBIT 8.1

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Davis Polk & Wardwell LLP	212 450 4000 tel
450 Lexington Avenue	212 701 5800 fax
New York, NY 10017

June 12, 2020

Re: Qualification of the Mergers as a Tax-Free Reorganization

Morgan Stanley
1585 Broadway
New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel for Morgan Stanley, a Delaware corporation, in connection with (i) the Mergers, as defined and described in the Agreement and Plan of Merger entered into among Morgan Stanley, Moon-Eagle Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and E*TRADE Financial Corporation, a Delaware corporation (the “Company”) dated February 20, 2020 (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and (ii) the preparation and filing of the related Registration Statement (File No. 333-237743) on Form S-4 (the “Registration Statement”), which includes the joint proxy statement/prospectus of Morgan Stanley and the Company (the “Joint Proxy Statement/Prospectus”), filed with the Securities and Exchange Commission. Pursuant to the Merger Agreement, the parties also intend, and Morgan Stanley has agreed to take such actions as necessary to cause, immediately following the effective time of the Merger, the surviving corporation in the Merger to merge with and into a newly established wholly owned subsidiary of Morgan Stanley (“Second Merger Sub”) with Second Merger Sub surviving as a wholly owned subsidiary of Morgan Stanley (the “Second Merger,” and together with the Merger, the “Mergers”). Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Merger Agreement.

In connection with this opinion, we have examined the Merger Agreement, the Registration Statement, the Joint Proxy Statement/Prospectus, the representation letter of Morgan Stanley, dated as of June 12, 2020, and the representation letter of the Company, dated as of June 12, 2020, each delivered to us for purposes of this opinion (the “Representation Letters”) and such other documents as we have deemed necessary or appropriate in order to enable us to render our opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. While we do not have any knowledge that any statement contained in the Representation Letters is untrue, incorrect, or incomplete in any respect, we have not undertaken any independent investigation of any factual matter set forth in the

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Representation Letters or any of the other foregoing documents. For purposes of this opinion, we have assumed, with your permission, (i) that the Mergers will be consummated in the manner described in the Merger Agreement and the Joint Proxy Statement/Prospectus, (ii) the statements concerning the Mergers set forth in the Merger Agreement and the Joint Proxy Statement/Prospectus are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time and the Second Effective Time, (iii) that the representations made by Morgan Stanley and the Company pursuant to the Representation Letters are accurate and complete and will remain accurate and complete at all times up to and including the Effective Time and the Second Effective Time, and (iv) any representations made in the Merger Agreement or the Representation Letters “to the knowledge of,” based on the belief of Morgan Stanley and the Company or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time and the Second Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the obligations, covenants, and agreements contained in the Merger Agreement. In addition, our opinion is based solely on the documents that we have examined, the additional information that we have obtained, and the representations made by Morgan Stanley and the Company referred to above, which we have assumed will be true as of the Effective Time and the Second Effective Time.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, it is our opinion that the Mergers will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, and that Morgan Stanley, Second Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Accordingly, for U.S. federal income tax purposes:

●	The exchange of Company stock for Morgan Stanley stock in the Merger will not result in the recognition of any gain or loss with respect to Company stock held by a U.S. holder (as defined in the Joint Proxy Statement/Prospectus) (except with respect to cash received in lieu of fractional shares of Morgan Stanley common stock, as discussed below).

●	If a U.S. holder has differing bases or holding periods in respect of his, her or its Company stock, such U.S. holder must determine the bases and holding periods in the Morgan Stanley stock received in the Merger separately for each identifiable block (i.e., stock of the same class acquired at the same time for the same price) of Company Stock exchanged for Morgan Stanley stock.

●	The aggregate tax basis of any Morgan Stanley stock a U.S. holder receives in exchange for all of such U.S. holder’s Company stock in the Merger, including fractional shares of Morgan Stanley common stock deemed received and redeemed, as discussed below, will be the same as the aggregate tax basis of such U.S. holder’s Company stock exchanged therefor.

●	The holding period of any Morgan Stanley stock (including fractional shares of Morgan Stanley common stock deemed received and redeemed as discussed below) that a U.S. holder receives in the Merger will generally include the holding period of the Company stock that such U.S. holder exchanged for the Morgan Stanley stock.

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●	Because Morgan Stanley will not issue any fractional shares of Morgan Stanley common stock in the Merger, if a U.S. holder exchanges Company common stock in the Merger and would otherwise have received a fraction of a share of Morgan Stanley common stock, such U.S. holder will receive cash. In this case, such U.S. holder will be treated as having received a fractional share and having received such cash in redemption of the fractional share. The amount of any capital gain or loss such U.S. holder recognizes will equal the amount of cash received with respect to the fractional share less the ratable portion of the tax basis of the Company common stock surrendered that is allocated to the fractional share. Capital gain or loss will generally be long-term capital gain or loss if the U.S. holder's holding period in the Company common stock is more than one year on the date of closing of the Merger. The deductibility of capital losses is subject to limitations.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of U.S. federal taxation. We are members of the Bar of the State of New York, and we do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell LLP